UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29055/November 23, 2009

In the Matter of	:
	:
MetLife of CT Fund BD II for Variable Annuities	:
MetLife Insurance Company of Connecticut	:
1300 Hall Boulevard	:
Bloomfield, CT 06002-2910	:
	:
(811-07259)	:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT
COMPANY

MetLife of CT Fund BD II for Variable Annuities filed an application on August 24, 2009 and an amended and restated application on October 14, 2009, requesting an order under section 8(f) of the Investment Company Act of 1940 (the "Act") declaring that it had ceased to be an investment company.

On October 30, 2009 a notice of filing of the application was issued (Investment Company Act Release No. 28988). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter having been considered, it is found, on the basis of the information set forth in the application, that applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the Act shall immediately cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

                                        Elizabeth M. Murphy
                                        Secretary